BH SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(43,505)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in prepaid expenses and deposits		(11,335)
Change in accounts payable		6,855
NET CASH USED IN OPERATING ACTIVITIES	$	(47,985)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's Contributions	$	206,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	206,000
NET INCREASE IN CASH	$	158,015
CASH:		
Beginning of period		27,258
End of period	$	185,273

(The accompanying notes to financial statements are an integral part of these statements.)